Exhibit 5.1

OPINION OF DIETERICH & ASSOCIATES, LLP

Dieterich & Associates, LLP
11835 West Olympic Boulevard, Suite 1235E
Los Angeles, CA 90064
Telephone: +1-310-312-6888
Fax: +1-310-312-6880
Email: venturelaw@gmail.com

October 26, 2017

PHI GROUP, INC.

5348 Vegas Drive

Las Vegas, NV 89018

Re:	PHI Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 17, 2017
File No. 333-219769

Ladies and Gentlemen:

We refer to the above-captioned registration statement on Form S-1/A No. 2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), filed by PHI Group, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission on October 17, 2017.

We have acted as counsel for PHI Group, Inc., a Nevada corporation (the “Company”), in connection with the Registration Statement on Form S-1/A, as the same may be amended from time to time (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the offer and sale of up to 4,794,500 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), by Azure Capital (the “Selling Shareholder”) as set forth in the Registration Statement. The Shares may be sold or delivered from time to time as set forth in the Registration Statement, any amendment thereto, the prospectus contained therein and supplements to the prospectus pursuant to Rule 415 under the Act. This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In connection with the foregoing, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials, and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion. As to questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

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Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that when the Shares are issued and delivered by the Company to the Selling Shareholder pursuant to the Investment Agreement by and between the Company and the Selling Shareholder, dated August 3, 2017, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

In giving the opinions in this letter, (i) as of the date of this opinion, there is a sufficient number of authorized shares of Common Stock of the Company under its articles of incorporation, as amended, for issuance in connection with the terms and conditions of the Investment Agreement dated August 3, 2017 between Azure Capital and the Company, (ii) the consideration paid by the Selling Shareholder upon issuance of each Share will not be less than the par value thereof, and (iii) none of the documents reviewed by us as of the date hereof have been rescinded or modified in any manner inconsistent with the opinion expressed herein.

Our opinion is based solely on our review of the Nevada Revised Statutes and Administrative Codes and such corporate records as we deemed necessary or appropriate.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm under “Legal Matters” in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission

Very truly yours,

/s/ Christopher Dieterich

Dieterich & Associates
A Limited Liability Partnership

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